# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TCGX Acquisition Corp. II, CIK 0002149916
CUSIP: G87082106
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 245 Lytton Ave., Suite 350, Palo Alto, California (CA), 94301
Date of event which requires filing of this statement: 10/19/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001931056

## Reporting persons
- Third Rock Ventures VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 990,000; sole dispositive power 0; shared dispositive power 990,000; aggregate amount beneficially owned 990,000 (9.5% of the class)
- Third Rock Ventures GP VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 990,000; sole dispositive power 0; shared dispositive power 990,000; aggregate amount beneficially owned 990,000 (9.5% of the class)
- TRV GP VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 990,000; sole dispositive power 0; shared dispositive power 990,000; aggregate amount beneficially owned 990,000 (9.5% of the class)

## Item 1. Issuer
Name of issuer: TCGX Acquisition Corp. II
Address of issuer's principal executive offices: 245 Lytton Ave., Suite 350, Palo Alto, CA 94301

## Item 2. Person Filing
Name of person filing:
(i) Third Rock Ventures VI, L.P. ("TRV VI");
(ii) Third Rock Ventures GP VI, L.P. ("TRV GP VI"), which is the sole general partner of TRV VI; and
(iii) TRV GP VI, LLC ("TRV GP VI LLC"), which is the sole general partner of TRV GP VI.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is Third Rock Ventures, LLC, 201 Brookline Ave, Suite 1401, Boston, MA 02215.
Citizenship: Each of TRV VI and TRV GP VI is a Delaware limited partnership. TRV GP VI LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) TRV VI directly owns 990,000 Class A ordinary shares (the "VI Shares").

(ii) TRV GP VI is the general partner of TRV VI and may be deemed to beneficially own the VI Shares.

(iii) TRV GP VI LLC is the general partner of TRV GP VI and may be deemed to beneficially own the VI Shares.

Each of TRV VI, TRV GP VI and TRV GP VI LLC disclaim the existence of a "group" for purposes of Rule 13d-5 of the Securities Exchange Act of 1934, as amended, and nothing contained in this report shall be deemed an admission that any such group exists or may exist.
Percent of class: The VI Shares represent approximately 9.5% of the outstanding Class A ordinary shares. The percent of class was based upon 10,450,000 Class A ordinary shares outstanding following the closing of the Issuer's initial public offering and concurrent private placement on October 19, 2026, as disclosed in the Issuer's final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on October 16, 2026.
Sole power to vote or to direct the vote:
TRV VI - 0
TRV GP VI - 0
TRV GP VI LLC - 0
Shared power to vote or to direct the vote:
TRV VI - 990,000
TRV GP VI - 990,000
TRV GP VI LLC - 990,000
Sole power to dispose or to direct the disposition:
TRV VI - 0
TRV GP VI - 0
TRV GP VI LLC - 0
Shared power to dispose or to direct the disposition:
TRV VI - 990,000
TRV GP VI - 990,000
TRV GP VI LLC - 990,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Third Rock Ventures VI, L.P.: /s/ Kevin Gillis, Kevin Gillis, COO of TRV GP VI, LLC, general partner of Third Rock Ventures GP VI, L.P., general partner of Third Rock Ventures VI, L.P. (10/26/2026)
- Third Rock Ventures GP VI, L.P.: /s/ Kevin Gillis, Kevin Gillis, Chief Operating Officer of TRV GP VI, LLC, general partner of Third Rock Ventures GP VI, L.P. (10/26/2026)
- TRV GP VI, LLC: /s/ Kevin Gillis, Kevin Gillis, Chief Operating Officer of TRV GP VI, LLC (10/26/2026)